                            CROWN BOOKS CORPORATION
                                3300 75th Avenue
                            Landover, Maryland 20785
                      -----------------------------------

                       INFORMATION STATEMENT PURSUANT TO
                              SECTION 14(F) OF THE
                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
                           AND RULE 14F-1 THEREUNDER
                      -----------------------------------

     This Information Statement is being mailed on or around June 2, 1998 to the holders of record of outstanding shares of common stock, par value $.01 per share (the "Common Stock" or the "Shares"), of Crown Books Corporation, a Delaware corporation (the "Company"). You are receiving this Information Statement in connection with the possible election or appointment of persons designated by Richfood Holdings, Inc., a Virginia corporation ("Richfood"), to a majority of the seats on the Board of Directors of the Company (the "Company Board").

     On April 9, 1998, Dart Group Corporation ("Dart"), which owned approximately 52% of the outstanding Shares of the Company, Richfood and DGC Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Richfood ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which (i) Richfood caused Merger Sub to commence a tender offer (the "Offer") for all of the outstanding common stock, par value $1.00 per share, of Dart (the "Dart Common Stock") at a price of $160.00 per Share, net to the seller in cash, and (ii) Merger Sub merged with and into Dart with Dart as the surviving corporation (the "Merger"). As a result of the Offer and the Merger, Dart became a wholly owned subsidiary of Richfood and, consequently, Richfood became the beneficial owner of approximately 52% of the Shares of the Company.

     As the majority shareholder of the Company, Richfood has determined to designate such number of directors so that affiliates of Richfood would constitute a majority of directors, with the Company's current board members remaining on the Company Board. This Information Statement is required by
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement concerning Richfood has been furnished to the Company by Richfood and the Company assumes no responsibility for the accuracy or completeness of such information.

GENERAL

     The Shares are the only class of outstanding voting securities. Each Share is entitled to one vote. As of May 20, 1998, there were 5,288,473 Shares outstanding.

RIGHT TO DESIGNATE DIRECTORS; THE RICHFOOD DESIGNEES

     Pursuant to the Offer and the Merger, Richfood, through its ownership of the Dart Common Stock, obtained control of the Company. Approximately 96% of the outstanding Dart Common Stock was accepted for payment by Richfood at the closing of the Tender Offer on May 13, 1998 at a purchase price of $160 per share, net to the seller in cash. The remaining shares were purchased for the same consideration in a parent-subsidiary merger which was effective on May 18, 1998 (the "Effective Time"). Because Dart owns approximately 52% of the Shares of the Company, Richfood's purchase of all of the Dart Common Stock resulted in the transfer of ultimate ownership of Dart's controlling interest in the Company to Richfood. The aggregate purchase price of the Dart Common Stock acquired pursuant to the Offer and the Merger was $201,116,325, which was funded from borrowings under credit facilities provided by First Union National Bank ("First Union"), as lender and administrative agent for a syndicate of banks, in an aggregate of $450 million, $250 million of which is a five-year revolving credit facility and $200 million of which is an eighteen month term loan. Borrowings under the facilities bear interest at a variable rate per annum, which is initially equal to LIBOR plus 1%. The representations, warranties and covenants set forth in the credit facilities are substantially similar to those set forth in Richfood's previously existing credit facilities with First Union, as lender and administrative agent for a syndicate of banks. The new credit facilities contain provisions requiring early repayment of the term loan with the net proceeds of new offerings of equity securities or senior debt by Richfood and with the net proceeds of any sale of Richfood's interest in (i) the Company, (ii) Trak Auto Corporation, a Delaware corporation, (iii) Total Beverage Corp., a Delaware corporation and (iv) certain real estate assets.

     Pursuant to the Merger Agreement, the parties thereto agreed that Messrs. Stokely and Belknap would constitute the entire Board of Directors of Dart as of the Effective Time. Following the commencement of the Offer but prior to the Effective Time, the parties further agreed that Mr. Stone would also serve as a Director of Dart.

     At the direction of Richfood, the Company Board intends to increase its size to seven members, which will comprise the three current directors and four members recommended by Richfood (the "Richfood Designees"), two of whom, John E. Stokely and John C. Belknap, have already been elected as directors of the Company.

     Set forth below is certain information with respect to the Richfood
Designees:

       NAME           PRINCIPAL OCCUPATION OR EMPLOYMENT DURING LAST FIVE YEARS    AGE
       ----           ---------------------------------------------------------    ---
John E. Stokely....  President and Chief Executive Officer of Richfood (since      45
                     1996); former President and Chief Operating Officer
                     (1995-1996), Executive Vice President Finance and
                     Administration (1993-1995) and Senior Vice
                     President -- Finance and Chief Financial Officer (1991-1993)
                     of Richfood.
John C. Belknap....  Executive Vice President and Chief Financial Officer of       51
                     Richfood (since 1997); Executive Vice President and Chief
                     Financial Officer, OfficeMax, Inc. (1995-1997); Executive
                     Vice President and Chief Financial Officer, Zale Corporation
                     (1994-1995); independent financial consultant (1990-1994).
John D. Ryder......  President and Chief Operating Officer of Richfood's           50
                     METRO/BASICS Retail Division (since 1995); President and
                     Chief Operating Officer retail division of Super Rite Foods,
                     Inc. (1990-1995).

       NAME           PRINCIPAL OCCUPATION OR EMPLOYMENT DURING LAST FIVE YEARS    AGE
       ----           ---------------------------------------------------------    ---
Alec C.              President -- Wholesale Operations of Richfood (since          41
  Covington........  November 1997); Executive Vice President and Chief Operating
                     Officer -- Wholesale Operations of Richfood (April
                     1997-November 1997); President and Chief Operating Officer,
                     Richfood, Inc. (1996); Executive Vice President and Chief
                     Operating Officer, Richfood Inc. (1995-1996); President and
                     Chief Operating Officer, Houschens Industries, Inc.
                     (1993-1995); President, Quincy Florida division of SuperValu
                     Inc. and President, Greenville, Kentucky division of
                     Wetterau, Inc. (1990-1993).

     Richfood has informed the Company that each of the individuals listed above has consented to act as a director, if so designated. If necessary, Richfood may choose additional or other Richfood Designees, subject to the requirements of Rule 14f-1.

     There are no material legal proceedings to which any of the Richfood Designees, or any associate of any such Richfood Designee, is a party adverse to the Company or any of its subsidiaries. None of the Richfood Designees, or any associate of any such Richfood Designee, has any material interest adverse to the Company or any of its subsidiaries.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The following table sets forth certain information with respect to the current directors and executive officers of the Company as of May 20, 1998, other than Messrs. Stokely and Belknap, who are described above.

RICHARD B. STONE
Chairman of the Board of Directors and Chief Executive Officer
Director since 1997
Age 69

     Richard B. Stone was appointed Chairman of the Board and Chief Executive Officer in February 1998. He served as Acting Chief Executive Officer from December 1997 to February 1998. He is also chairman of Dart and certain of its affiliates, including Shoppers Food Warehouse Corp. and Trak Auto Corporation. From December 1995 to February 17, 1998, Mr. Stone was the Voting Trustee of a trust that held all of the voting stock of Dart. From 1992 to 1994, Mr. Stone was a director of International Service System. He served as United States Ambassador to Denmark from 1991 to December 1993, and he is currently a member of the Council of American Ambassadors. He was Chief Operating Officer of Capital Bank, N.A. from 1989 to 1991, and was Vice Chairman of the Board of Directors of Capital Bank, N.A. from 1985 to 1991. Senator Stone served as President Reagan's Special Envoy for Central American Affairs and Ambassador-at-Large from 1983 to 1984. He was a United States Senator from 1975 to 1981, representing the State of Florida.

HARRY M. LINOWES
Director since 1997
Age 70

     Harry M. Linowes has been a Director of the Company and its subsidiaries since October 21, 1997. Mr. Linowes is a consultant. Prior to his retirement, Mr. Linowes served as a Senior Partner of BDO Seidman, L.L.P. Accountants and Consultants ("BDO Seidman") from 1992 to 1996, and a Managing Partner from 1986 to 1992. In 1986, Mr. Linowes, then the Managing Partner of the Washington, D.C. office of Leopold & Linowes, oversaw the merger of that firm with BDO Seidman. Mr. Linowes has served as President of the

Greater Washington Society of Certified Public Accountants, as President of the Washington, D.C. Estate Planning Counsel, and as Chairman of the Executive Committee of CPA Associates (an international association of CPA firms). He has been active in leadership roles in many civic organizations.

HOWARD M. METZENBAUM
Director since 1997
Age 80

     Howard M. Metzenbaum has been a Director of the Company and its subsidiaries since October 21, 1997. He currently serves on the Board of the Public Citizen and National Peace Garden and serves as Chairman of the Board of the Consumer Federation of America. He served also as United States Senator for the State of Ohio between 1977 and 1995, and from January 1974 to December 1974. Senator Metzenbaum was a practicing attorney prior to joining the United States Senate. He was head of the firm Metzenbaum, Gaines, Schwartz, Arupansky, Finley and Stern. Senator Metzenbaum was chairman of the Board of COMCORP from 1969 to 1974. Prior to 1974, he served as Chairman of the Board of ITT Consumer Services Corp. ("ITT") and as a director of Capital National Bank of Cleveland and Society National Bank of Cleveland for several years. From 1958 to 1966, he served as Chairman of the Board of the Airport Parking Company of America, which later merged with ITT.

ANNA L. CURRENCE
President and Chief Operating Officer
Age 47

     Anna L. Currence was appointed President and Chief Operating Officer of the Company on January 12, 1998. Immediately prior to joining the Company, Ms. Currence was an executive recruiter. From 1993 to 1995, Ms. Currence was Chief Executive Officer of Kitchen Bazaar Inc. In 1992, Kitchen Bazaar Inc. filed for bankruptcy protection under the United States Bankruptcy Code. Six months later, Ms. Currence became President and Chief Executive Officer. She successfully led Kitchen Bazaar Inc.'s turnaround and emergence from Chapter 11. Kitchen Bazaar Inc. filed again for bankruptcy protection under the United States Bankruptcy Code after Ms. Currence had left Kitchen Bazaar Inc. From 1990 to 1992, Ms. Currence was Vice President of Operations, Merchandising, and Marketing for a chain of 175 video stores that also sold music. This chain was sold to Blockbuster Video. Ms. Currence was with Barnes & Noble Inc. or B. Dalton Bookseller Inc. from 1973 to 1990. At Barnes & Noble, Ms. Currence helped create and launch the Barnes & Noble Superstores.

JOHN R. SUTTON
Vice President of Merchandising
Age 43

     John R. Sutton was appointed Vice President of Merchandising in September 1996. Since joining the Company in February 1978, Mr. Sutton has served in various positions.

STEPHEN M. PETTY
Chief Financial Officer
Age 44

     Stephen M. Petty joined the Company in February 1998 as Chief Financial Officer. Prior to joining the Company, Mr. Petty was President of Creative Business Solutions, a business consulting group. From 1993 to 1996, Mr. Petty was Senior Vice President and Chief Financial Officer of Waccamaw Corporation. During the Previous 13 years, he served in various executive positions with The May Company.

STEVEN A. PATE
Vice President of Operations
Age 45

     Steven A. Pate joined the Company in February 1998 as Vice President of Operations. Prior to joining the Company, Mr. Pate was Director of Operations Development at Barnes & Noble Inc. from 1996 to 1998. He was director of Operations for B. Dalton Bookseller Inc. from 1990 to 1996.

MARK C. PAXTON
Chief Information Officer
Age 46

     Mark C. Paxton joined the Company in March 1998 as Chief Information Officer. Prior to joining the Company, Mr. Paxton was Director Merchandise Systems for Kmart from 1997 and 1998. From 1994 to 1997, Mr. Paxton was Director of Product Planning and Manager of Product Development for Compuware. From 1989 to 1994, Mr. Paxton was Director of Applications of Frank's Nursery & Crafts.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires directors and executive officers, and persons who beneficially own more than ten percent of the issued and outstanding Shares to file reports of ownership of the Company's securities and changes in such ownership with the Securities and Exchange Commission (the "SEC"). Officers, directors and greater than ten percent beneficial stockholders are required by SEC regulations to furnish the Company with copies of all
Section 16(a) forms they file. Based solely upon its review of such forms received by it, the Company believes that each of its directors, executive officers and greater than ten percent beneficial shareholders complied with
Section 16(a) filing requirements applicable to them during the fiscal year ended January 31, 1998, except that a Form 3 for each of Richard Stone, Howard Metzenbaum and Harry Linowes was not timely filed.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth certain information concerning all stockholders known by the Company to be beneficial owners of five percent or more of the Common Stock as of May 20, 1998.

                                                               AMOUNT AND
                                                               NATURE OF
                                                               BENEFICIAL       PERCENT OF
                      NAME AND ADDRESS                        OWNERSHIP(1)        CLASS
                      ----------------                        ------------      ----------
Richfood Holdings, Inc......................................   2,767,314           52.3%
4860 Cox Road
Suite 300
Glen Allen, VA 23060
Heartland Advisors, Inc.(2).................................     701,200           13.3%
790 N. Milwaukee Street
Milwaukee, WI 53203
Franklin Resources, Inc.(3).................................     389,600            7.4%
777 Mariners Island Boulevard
San Mateo, CA 94404
The TCW Group, Inc.(4)......................................     291,300            5.0%
865 South Figueroa Street
Los Angeles, CA 90017

---------------
(1) Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if such owner, directly or indirectly, has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same securities. Unless otherwise indicated by footnote, the persons named in the table have sole voting and investment power with respect to the shares of Common Stock beneficially owned.
(2) Based on holdings reported by Heartland Advisors, Inc. ("Heartland") on
    Schedule 13G/A, filed with the SEC on January 27, 1998. Heartland is a registered investment advisor under the Investment Advisors Act of 1940. In its Schedule 13G/A, Heartland has reported that it has sole voting power over 655,200 shares and sole investment power over 701,200 shares.
(3) Based on holdings reported on the most recent Schedule 13D filed with the SEC by Franklin Resources, Inc. ("FRI") on January 29, 1998. FRI has sole voting and investment power over the 389,600 shares.
(4) Based on holdings reported on the most recent Schedule 13G/A filed with the SEC by The TCW Group, Inc. ("TCW") on February 12, 1998. TCW has sole voting and investment power over the 291,300 shares.

                        SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth information as of May 20, 1998 regarding the ownership of the Common Stock by the following persons: (a) each of the Company's current directors and nominees, (b) each of the executive officers named in the Summary Compensation Table, and (c) all directors and executive officers as a group.

                                                                                       APPROXIMATE
                                                                          NO. OF       PERCENTAGE
                         NAME                            TITLE OF CLASS   SHARES        OF CLASS
                         ----                            --------------   ------       -----------
Richard B. Stone.......................................  None
Chief Executive Officer
Chairman
Anna L. Currence.......................................  None
President
Donald J. Pilch........................................  None
Former Chief Financial Officer
E. Steve Stevens.......................................  None
Former Chief Executive Officer
John R. Sutton.........................................  Common Stock     3,950(1)          *
Vice President, Merchandising
Howard M. Metzenbaum...................................  None
Director
Harry M. Linowes.......................................  None
Director
John C. Belknap........................................  None
Richfood Designee
Alec C. Covington......................................  None
Richfood Designee
John D. Ryder..........................................  None
Richfood Designee
John E. Stokely........................................  None
Richfood Designee
All directors, Richfood Designees and current executive
  officers as a group (as of May 20, 1998) (11
  persons).............................................  Common Stock     3,950(1)          *

---------------
 *  Less than one percent.
(1) Includes exercisable options for 3,950 shares.

                          POTENTIAL CHANGE IN CONTROL

     The new credit facilities with First Union provide that, in the event Richfood's senior debt rating is downgraded below investment grade before the term loan is repaid, then, at the lenders' request, Richfood will grant to the lenders a perfected first priority security interest in, among other things, the Common Stock owned by Dart. In the event any such pledge is required and, thereafter, an event of default occurs and is continuing under the credit facilities, the lenders could have the ability to cause a further change in control of the Company.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Some of the Company's general and administrative functions are obtained directly from Dart, which holds Richfood's 52% interest in the Company. The Company has been charged an amount which, in management's opinion, is equal to costs incurred by Dart to provide these functions. During the year ended January 31, 1998, the Company was charged $2,126,000 by Dart for such services. It is not practicable for the Company to estimate the cost it would have incurred for these services if it had operated as an unaffiliated entity. In addition, Dart charges the Company monthly for expenses that relate directly to the Company's operations. Substantially all such charges are supported by invoices from unrelated parties designating the Company as recipient of the related goods and service or were for matters related to Dart and all of its affiliated companies (including the Company) and were allocated on a judgmental basis. These charges were $5,453,000 during the year ended January 31, 1998. Richard B. Stone, John
C. Belknap, and John E. Stokely are members of both the Dart board of directors and the Company Board.

     Prior to various settlements with members of the Haft family (see the Company's Annual Report on Form 10-K Item 3-Legal Proceedings for a discussion of settlements with Haft family members, several of whom were formerly affiliated with the Company), ten of the Company's stores were leased from entities in which members of the Haft family own substantially all the beneficial interests. These ten lease agreements with the Haft family provide for various termination dates which, assuming renewal options are exercised, range from 1998 to 2029, and require the payment of future minimum rentals aggregating $34,159,000 at January 31, 1998. These agreements also require payment of a percentage of sales in excess of a stated minimum. Annual fees and rentals included in the consolidated statements of income for leases involving the Haft family totaled $2,032,000 during the year ended January 31, 1998.

     The Company subleases from Dart 28,000 square feet of a warehouse and office facility located in Landover, Maryland. The sublease, which commenced in 1985, is for a term of 30 years and six months and provides for rental payments increasing approximately 15% every five years over the term of the sublease. The current annual rental is $334,000. The sublease also requires payment of maintenance, utilities, insurance and real estate taxes allocable to the subleased space. Dart originally leased the entire 271,000 square foot warehouse and office facility from a private partnership in which Haft family members owned all of the partnership interests. However, as a result of the various Haft family settlements, Dart now owns the warehouse and office facility. The Company's sublease is on the same terms as Dart's original lease with the Haft family partnership.

            THE BOARD OF DIRECTORS, ITS COMMITTEES AND COMPENSATION

     The Company Board held 12 meetings and took action by written consent on two occasions during the year ended January 31, 1998. The Company Board has an Audit Committee and a Compensation Committee. The Company does not have a standing committee on nomination. In 1994, the Company Board established an Executive Committee. All Directors attended at least seventy-five percent of the meetings of the Company Board and the committees on which such Directors served during fiscal 1998.

     The Audit Committee currently consists of Howard M. Metzenbaum and Harry M. Linowes, who both joined the Audit Committee on October 21, 1997 (subject to approval of the Delaware Chancery Court, in connection with the litigation involving control of the Company, which was pending at that time). Richard Stone was a member of the Audit Committee from October 21, 1997 (subject to approval of the Delaware Chancery Court, in connection with the litigation involving control of the Company, which was pending at that time) until he became Chief Executive Officer, on February 17, 1998. The Audit Committee held four meetings during fiscal 1998, one of which occurred after Sen. Metzenbaum and Mr. Linowes joined the Audit Committee. The Audit Committee reviews potential conflicts of interest, reviews the results of the annual audit with the Company's independent auditors and the adequacy of the Company's internal accounting controls and practices, and recommends to the Company Board the independent auditors to be retained by the Company.

     The Compensation Committee currently consists of Howard M. Metzenbaum and Harry M. Linowes, who both joined the Compensation Committee on October 21, 1997 (subject to approval of the Delaware Chancery Court, in connection with the litigation involving control of the Company, which was pending at that time). The members of the Compensation Committee met informally from time to time during the last fiscal, but no formal meetings were held in fiscal 1998 and no action was taken by written consent. The Company's Chief Executive Officer is to consult with the Compensation Committee prior to exercising such officer's authority to fix the compensation of the Company's officers. The Compensation Committee also advises the Company Board as to the compensation of the Chief Executive Officer.

     In 1994, the Company Board created the Executive Committee to conduct the affairs of the Company with respect to matters that were the subject of disputes involving the company and members of the Haft family, the former controlling shareholders of Dart. Sen. Metzenbaum and Mr. Linowes joined the Executive Committee on October 21, 1997 (subject to approval of the Delaware Chancery Court, in connection with the litigation involving control of the Company, which was pending at that time).

     On May 18, 1998, the Company Board established an Independent Committee, composed of Howard M. Metzenbaum and Harry M. Linowes, which was charged with responsibility for evaluating proposals to maximize shareholder value for the Company's shareholders.

     Compensation. Each director is compensated by the Company at the rate of $15,000 per year and each outside director is compensated an additional $1,000 per meeting physically attended. When board meetings are held for affiliates of the Company on the same day as a Company Board meeting, common directors are entitled to a single $1,000 payment, allocated among each such affiliate. Those directors who are members of the Company's audit committee receive an annual fee of $5,000. Directors who are also members of the audit committee of certain affiliates of the Company are entitled to a single fee of $5,000, attributable pro rata to each such company.

     Members of the Independent Committee are compensated at a rate of $275 per hour plus reimbursement of expenses. In addition, upon consummation of a transaction that results in a change of control of the Company, members of the Independent Committee will be entitled to a $25,000 bonus payment. Members of the Executive Committee are compensated at a rate of $275 per hour plus reimbursement of expenses. During fiscal 1998, the compensation paid by Dart and its subsidiaries, including the Company, to members of the respective Executive Committees for their services totaled $1,137,000, of which $379,000 was paid by the Company. Of the total amount paid by the Company, the members of the current Executive Committee received a total of approximately $30,000 in the last fiscal year, with former members receiving the remaining $349,000.

     Crown Books Corporation 1993 Stock Option Plan. The Crown Books Corporation 1993 Stock Option Plan specifies that 2,500 Non-Qualified Stock Options shall be granted during each calendar year to each non-employee director. Such options are effective as of July 31 of each year, and expire five years from the date of grant.

     Deferred Compensation Plan. The Company adopted the 1988 Crown Books Corporation Deferred Compensation Plan for Directors, effective January 1, 1988 (the "Compensation Plan"). The Compensation Plan permits the Company's directors to defer the payment of all or a specified part of future compensation payable for services as director, including fees for serving on or attending meetings of committees of the Company Board. Each director may elect, on or before January 31 of any year, to defer payment of compensation that is payable on or after the February 1st following such election, for services to be performed during the twelve-month period commencing on such February 1 and ending on January 31 of the following calendar year (the "Plan Year"). After such an election, all subsequent compensation will be deferred until the director notifies the Company, prior to the commencement of any Plan Year, that compensation for future Plan Years is to be paid on a current basis.

     Deferred compensation will not be paid to the director as earned, but will be held in the Company's general funds and credited to a bookkeeping account maintained by the Company in the name of the director. Each participating director is treated as a creditor of the Company with respect to such funds. Deferred compensation will be paid to directors in a lump sum on the February 15th of the Plan Year after retirement, unless the director elects, at the time he exercises the deferral option, to be paid in up to ten annual installments.

                       COMPENSATION OF EXECUTIVE OFFICERS

SUMMARY COMPENSATION TABLE

     The following table sets forth in summary form all compensation for all services rendered in all capacities to the Company and its subsidiaries for the three years ended January 31, 1998 to (a) the Chief Executive Officer of the Company, (b) the former Chief Executive Officer, (c) each executive officer whose income exceeded $100,000, and (d) each former executive officer who earned more than $100,000 and whose income would place such person among the four highest compensated executives of the company (such persons, "Named Executive Officers").

                                                                                    LONG TERM
                                        ANNUAL COMPENSATION                       COMPENSATION
                                 ---------------------------------                   AWARDS
                                                         OTHER       ---------------------------------------
                                                         ANNUAL      RESTRICTED    SECURITIES    ALL OTHER
       NAME AND         FISCAL                        COMPENSATION     STOCK       UNDERLYING   COMPENSATION
  PRINCIPAL POSITION     YEAR     SALARY     BONUS        (1)          AWARDS       OPTIONS         (2)
  ------------------    ------   --------   -------   ------------   ----------    ----------   ------------
Richard B. Stone......   1998        None        --      $3,750(3)      --               --            --
Chief Executive
Officer(3)
Anna L. Currence......   1998    $ 10,500        --          --         --               --            --
President(4)
John R. Sutton........   1998    $123,200                                             5,000       $ 3,000
Vice President,          1997    $102,900        --          --         --            9,000       $ 3,000
Merchandising            1996    $ 84,100                                               975       $ 3,000
Donald J. Pilch.......   1998    $149,600        --          --         --            7,000       $17,000(5)
Former Chief             1997    $162,800        --          --         --            9,000       $ 3,500
Financial Officer        1996    $ 31,100        --          --         --            3,000       $ 5,000(6)
E. Steve Stevens......   1998    $204,100        --          --         --               --       $40,400(7)
Former Chief             1997    $288,900        --          --         --           41,000       $ 4,000
Executive Officer        1996    $233,600   $37,500          --         --           22,500       $ 2,000
and President

---------------

(1) Excludes perquisites and other personal benefits, unless the aggregate amount of such compensation is at least $50,000 or 10% of the total annual salary and bonus reported for the Named Executive Officer.
(2) Includes approximate allocation to the accounts of the Named Executive Officers pursuant to the 401(k) and/or the profit sharing plans of the Company, unless otherwise footnoted.
(3) Richard B. Stone became Chief Executive Officer of the Company in October 1997. He received board fees of $3,750 in fiscal 1998 and was not otherwise compensated by the Company.
(4) Anna L. Currence joined the Company in January 1998. Her current annual salary is $260,000 with an automobile allowance of $650 per month and an annual bonus based on performance and review by the Company Board.
(5) Includes payment of accrued sick and vacation balances.
(6) Signing bonus.
(7) Includes payment of accrued sick and vacation balances.

    OPTION GRANTS IN LAST FISCAL YEAR

     The following table provides information with respect to grants of options for shares of common stock of the Company to the Named Executive Officers during fiscal 1998, and the exercise price, expiration date and estimates of the potential realizable values of such options.

                                              INDIVIDUAL GRANTS                      POTENTIAL REALIZABLE
                             ---------------------------------------------------       VALUE AT ASSUMED
                              NUMBER OF      % OF TOTAL                             ANNUAL RATES OF STOCK
                             SECURITIES       OPTIONS                               PRICE APPRECIATION FOR
                             UNDERLYING      GRANTED TO    EXERCISE                    OPTION TERM (2)
                               OPTIONS      EMPLOYEES IN   OR BASE    EXPIRATION    ----------------------
           NAME              GRANTED (1)    FISCAL YEAR     PRICE        DATE          5%           10%
           ----              -----------    ------------   --------   ----------    ---------    ---------
Richard B. Stone...........      None
Anna L. Currence...........      None
Donald J. Pilch............     7,000(3)        4.2%        $9.375     7-31-02(3)    $18,100(3)   $40,100(3)
John R. Sutton.............     5,000           3.0%        $9.375     7-31-02       $13,000      $28,600
E. Steve Stevens...........      None

---------------

(1) Options become exercisable over time. One-third become exercisable one year from the date of grant, an additional one-third become exercisable two years from the date of grant and the last third become exercisable three years from the date of grant. Options expire five years from the date of grant. Options are granted at market price on the date of grant. All options granted to executive officers are incentive stock options ("ISO's") under the Internal Revenue Code of 1986, as amended. ISO's entitle the option holder to special tax treatment provided that the option holder satisfies certain holding periods with respect to shares acquired on the exercise of options. In general, if the holding periods are satisfied, the option holder will incur no taxable income by reason of exercise of the option, and the Company will not receive an income tax deduction by reason of the exercise. The option holder will recognize gain or loss upon a subsequent sale of the common stock, based on the difference between the amount for which the stock is sold, and the option price paid.

(2) Potential realizable value is based on an assumption that the price of the Common Stock appreciates at the annual rate shown (compounded annually) from the date of grant until the end of the five year option term. These numbers are calculated based on the rules and regulations promulgated by the SEC and do not reflect the Company's estimate of future stock price growth.

(3) Due to termination of employment, these options expired April 2, 1998.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

     For each of the Named Executive Officers, the following table provides information regarding the exercise of options during fiscal 1998 and the number and value of unexercised options as of January 31, 1998.

                                                                             NUMBER OF
                                                                            SECURITIES       VALUE OF
                                                                            UNDERLYING      UNEXERCISED
                                                                            UNEXERCISED    IN-THE-MONEY
                                                                            OPTIONS AT      OPTIONS AT
                                                                            FISCAL YEAR     FISCAL YEAR
                                                                                END             END
                                                                           -------------   -------------
                                              SHARES ACQUIRED    VALUE     EXERCISABLE/    EXERCISABLE/
                    NAME                        ON EXERCISE     REALIZED   UNEXERCISABLE   UNEXERCISABLE
                    ----                      ---------------   --------   -------------   -------------
Richard B. Stone............................        --            --            -- / --       --/--
Anna L. Currence............................        --            --            -- / --       --/--
John R. Sutton..............................        --            --       3,950/11,250       --/--
Donald J. Pilch.............................        --            --       5,000/14,000(1)    --/--
E. Steve Stevens............................        --            --            -- / --       --/--

---------------

(1) Due to termination of employment, these options expired April 2, 1998.

EMPLOYMENT AGREEMENTS

     On January 31, 1998, the Company entered into an employment agreement with Anna L. Currence, President and Chief Operating Officer. Ms. Currence's agreement is for a term of one year. The agreement is renewable for one additional one year term, unless Ms. Currence is terminated with cause. The agreement provides for an initial annual base salary of $260,000, subject to increases following review and performance appraisal by the Compensation Committee of the Company Board, an automobile allowance of $650 per month and a performance-based bonus subject to approval of the Company Board.

     On February 6, 1998, the Company entered into an employment agreement with Steven A. Pate. The agreement is for a one-year term, beginning February 6, 1999 and ending February 6, 1999 and is renewable for one additional one year term, unless Mr. Pate is terminated pursuant to the agreement. The agreement provides for an initial annual base salary of $175,000, an automobile allowance of $650 per month and a bonus based on performance and approval of the Company Board. The annual compensation is subject to annual increases as recommended by the Compensation Committee following review and performance appraisal by the Compensation Committee and approved by the Company Board.

     On February 9, 1998, the Company entered into an employment agreement with Stephen M. Petty. The agreement is for a two year term beginning February 9, 1998 and ending February 9, 2000, and is renewable for one additional one year, term, unless Mr. Petty is terminated pursuant to the agreement. The agreement provides for an initial annual base salary of $180,000, an automobile allowance of $650 per month and a bonus based on performance and approval of the Company Board. The annual base salary is subject to annual increases as recommended to the Company Board by the Compensation Committee.

     On March 30, 1998, Crown Books entered into an employment agreement with Mark C. Paxton. The agreement is for a one-year term, beginning March 30, 1998 and ending April 3, 1999, and is renewable for one additional one-year term, unless Mr. Paxton is terminated pursuant to the agreement. The agreement provides for an initial annual base salary of $170,000, an auto allowance of $650 per month and a bonus based on performance and approval of the Company Board. The annual base salary is subject to annual increases as recommended to the Company Board by the Compensation Committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee is currently comprised of the Company's outside, non-employee directors (Howard M. Metzenbaum and Harry M. Linowes). No member of the Compensation Committee has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity.

         REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

     This report describes the Company's compensation policies applicable to its executive officers during the fiscal year ended January 31, 1998. During fiscal 1998, executive compensation policies were formulated by the Compensation Committee. An Executive Compensation Program was developed in fiscal 1996 and was implemented in fiscal 1997. This new program shifts the former "base pay" emphasis to one that is more closely tied to company performance.

     The key elements of the Company's executive compensation program consist of base salaries that are determined based upon (a) concerns of competitive pay and performance, (b) cash bonus awards that are driven solely by performance and (c) ownership of stock options to align the interests of management with those of stockholders. Each of these elements is described in more detail below.

     Executive compensation during fiscal 1998 consisted principally of salary. Annual salary is determined by the person to whom such officer reports (in consultation with the Chief Executive Officer and the Compensation Committee), based on the officer's previous year's salary and his superior's subjective assessment of the responsibilities of the position held, the competitive market for retail executives with comparable levels of responsibility, the executive's performance on the job and other factors that the superior deems relevant or appropriate. The Compensation Committee also advises the Company Board as to the compensation of the Chief Executive Officer.

     In fiscal 1998, the Company Board did not award any cash bonuses to the Chief Executive Officer or other executive officers.

     The Compensation Committee believes that annual awards of stock options are an effective means of aligning an executive's compensation with the interests of shareholders, since the values of such options are tied directly to increases in the market value of the Common Stock. The exercise price for such options is the market value of the Common Stock on the date of grant. Options become exercisable over time and expire five years after the date of grant. There is no set number of options that can be awarded in any year or any formula for allocating options among the officers. The amount of options awarded to each executive officer is based on the Compensation Committee's subjective evaluation of the relative contributions of the executives to the Company.

     Prior to Sen. Metzenbaum and Mr. Linowes joining the Compensation Committee, the Company granted stock options to certain executive officers during fiscal 1998 based upon performance during fiscal 1997.

FISCAL 1998 COMPENSATION FOR THE CHIEF EXECUTIVE OFFICER

     Richard B. Stone, the current Chief Executive Office of the Company, does not receive compensation from the Company other than director's fees, which were $3,750 in fiscal 1998.

     E. Steve Stevens was Chief Executive Officer from December 1995 until September 1997 and, under his employment agreement, his current annual base salary was $291,500. During fiscal 1997, Mr. Stevens salary was increased to be within the competitive range in the marketplace in order to retain his continued service.

Mr. Stevens also received an automobile allowance and was eligible for a performance-based bonus subject to approval of the Board of Directors. In fiscal 1997, the Company Board awarded Mr. Stevens options to purchase 20,000 shares of Common Stock in lieu of a compensation increase in fiscal 1998. These options terminated prior to vesting when Mr. Stevens departed the Company.

LIMIT ON DEDUCTIBILITY OF CERTAIN COMPENSATION

     It is the responsibility of the Company Board to address the issues raised by a change in the federal income tax laws that has made certain non-performance based compensation to executive officers of public companies in excess of $1 million non-deductible to such companies. In this regard, the Company Board must determine whether any actions with respect to this new limit should be taken by the Company. At this time, it is not anticipated that any executive officer of the Company will receive any such compensation in fiscal 1999. Therefore, the Company Board has not taken any action to comply with the $1 million limitation. The Company Board will continue to monitor this situation and will take appropriate action if it is warranted in the future.

                                          Compensation Committee

                                          Howard M. Metzenbaum
                                          Harry M. Linowes

                         STOCK PRICE PERFORMANCE GRAPH

     The following graph compares cumulative total returns (assuming reinvestment of dividends) on the Common Stock, the S&P Composite-500 Stock Index and a peer company index (the S&P Retail Store Specialty Index) for the five-year period ending January 31, 1998. This stock price performance graph assumes that the value of the investment in the Common Stock and each index was $100 on January 31, 1993. Through January 31, 1998, no dividends were paid on the Common Stock. The stock price performance shown on the graph below is not necessarily indicative of future price performance.

                COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN
                      FOR THE YEAR ENDED JANUARY 31, 1998

               MEASUREMENT PERIOD                   CROWN BOOKS        STANDARD &       RETAIL STORE
             (FISCAL YEAR COVERED)                  CORPORATION       POOR'S INDEX       COMPOSITE
1993                                                        100.00            100.00            100.00
1994                                                        100.00            112.99             99.69
1995                                                         62.82            119.92             96.64
1996                                                         48.72            166.24             90.04
1997                                                         50.64            210.12            102.73
1998                                                         35.26            223.20            138.71